December 6, 2018

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0306

Attn:
Ruairi Regan

Division of Corporation Finance

Re:
Tenax Therapeutics, Inc.

Registration Statement on Form S-1

No. 333-228212

Withdrawal of Request for Acceleration

Dear Mr. Regan:

Reference is made to our letter, filed as correspondence via EDGAR on December 4, 2018, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, December 6, 2018, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions, please contact me at (919) 855-2123. Thank you in advance for your assistance.

Sincerely,

/s/ Michael B. Jebsen
Michael B. Jebsen
President and Chief Financial Officer

cc:
Margaret N. Rosenfeld

Partner, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.